March 19, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CommScope Holding Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 1-36146

Dear Ms. Blye:

On behalf of CommScope Holding Company, Inc. (the “Company”), I hereby submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 7, 2014 (the “Comment Letter”).

For the convenience of the Staff, the Staff’s comment is reproduced below and is followed by the Company’s response.

General

1.	Your predecessor, CommScope, Inc., told us in letters dated April 30, 2010 and June 14, 2010 that its products were sold into Sudan. In addition, you state on pages 45 and 101 that you have sales in Latin America, the Middle East, and Africa, regions that can be understood to include Cuba, Syria, and Sudan. Cuba, Syria, and Sudan are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Cuba, Syria, or Sudan. Please provide us with information regarding any contacts with Cuba, Syria, and Sudan since the referenced letters. Your response should describe any goods, technology, or services you have provided into Cuba, Syria, and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Syria, and Sudan, or entities they control.

Response: The Company does not have, and has never had, any agreements, arrangements, or other contacts with the governments of, or entities controlled by the

March 19, 2014

governments of, Cuba, Syria or Sudan (each an “Identified Country” and collectively, the “Identified Countries”).

With regard to contacts with the Identified Countries (and other countries subject to sanctions such as Iran and North Korea), it is Company policy that the Company will fully comply with all applicable laws, including the U.S. sanctions and export control laws. Further, CommScope requires all of its foreign majority-owned affiliates to comply with U.S. sanctions and export control laws, even when they are not directly applicable to those foreign affiliates.

Since our letters to the Staff dated April 30, 2010 and June 14, 2010 (the “Previous Letters”), the Company has continued to actively employ policies, procedures, and systems for ensuring compliance with U.S. laws and regulations regarding export controls and economic sanctions, including a prohibition on sales of products to the Identified Countries and screening of each potential transaction against various lists maintained by the U.S. Government of individuals and entities who are prohibited from receiving U.S.-origin products, software, technologies, services, or financial support. In addition, the Company continues to maintain and regularly update policies and procedures for conducting its business in compliance with applicable U.S. government laws and regulations regarding, among other things, export controls and economic sanctions and, as necessary, to implement new policies and procedures to ensure compliance with such laws and regulations.

Contacts with Cuba and Syria

The Company’s review of global sales data and other compliance-related records maintained by the Company covering the period from January 1, 2010 through March 11, 2014 did not identify any contact with Cuba or Syria.

Sales for end use by the United Nations in Sudan

The Company’s review of global sales data and other compliance-related records maintained by the Company covering the period from January 1, 2010 through March 11, 2014 identified one sale by a subsidiary for end use by the United Nations Mission in Sudan. In September 2012, Andrew LLC, a U.S. subsidiary of the Company, sold certain products valued at $8,320 to Aviat U.S., Inc. (d/b/a Aviat Networks), which possessed a valid export license issued by the United States Department of Commerce Bureau of Industry and Security at the time of such sale, for reexport to the United Nations Mission in Sudan. The Company reviewed this transaction at the time in accordance with its compliance policies to ensure the sale did not contravene U.S. law.

As you have requested of our outside counsel, we have analyzed this contact for materiality, and believe that this sale to Aviat Networks for reexport to the United Nations Mission in Sudan was immaterial both from a quantitative and qualitative perspective. Qualitatively, the sale fully complied with U.S. law, the resulting export by Aviat was made pursuant to a valid U.S. export license, and the products at issue were ultimately delivered for use by the United Nations Mission. The transaction in no way involved the government of

March 19, 2014

Sudan. Quantitatively, the value of this transaction represented approximately 0.00025% of the Company’s net sales for the year ended December 31, 2012 and approximately 0.000083% of the Company’s net sales for the three complete fiscal years covered by our referenced Form 10-K.

Based on the foregoing, the Company believes that its contact with Sudan described above was (i) in compliance with U.S. law and (ii) not qualitatively or quantitatively material to the Company, its financial condition or its results of operations, and, as a result, does not warrant any changes to the Company’s prior filings with the Commission.

* * *

The Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (828) 323-4917 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Frank B. Wyatt, II
Frank B. Wyatt, II General Counsel

cc:

Marvin S. Edwards, Jr., CommScope Holding Company, Inc.

Larry Spirgel, Division of Corporation Finance, U.S. Securities and Exchange Commission

Pradip Bhaumik, Office of Global Security Risk, U.S. Securities and Exchange Commission

Patrick Shannon, Latham & Watkins LLP